Exhibit 99(2)

AMENDMENT NO. 1 TO
STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (this “Amendment No. 1”) is entered into as of April 6, 2005 by and among BLB INVESTORS, L.L.C., a Delaware limited liability company (“BLB”), BLB WORLDWIDE HOLDINGS, INC., a Delaware corporation (“Purchaser”), WEMBLEY PLC, a public company registered under the laws of England and Wales (“Wembley”), WEMBLEY HOLDINGS LTD., a company registered under the laws of England and Wales (“Seller”), and WEMBLEY, INC., a Delaware corporation (the “Company” and, collectively with BLB, Purchaser, Wembley and Seller, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Parties entered into the Stock Purchase Agreement, dated as of February 7, 2005 (the “Stock Purchase Agreement”), by and among BLB, Purchaser, Wembley, Seller and the Company, as amended, pursuant to which Purchaser agreed to purchase from Seller, and Seller agreed to sell to Purchaser, upon the satisfaction of certain conditions, the Purchased Shares; and

WHEREAS, the Parties desire to amend the Stock Purchase Agreement to modify the termination provisions thereof; and

WHEREAS, the Parties desire to set forth their understandings and agreements herein;

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants herein contained, the parties hereto do hereby agree as follows:

    ARTICLE I

DEFINITIONS

Section 1.01.  Capitalized Terms. Capitalized terms used and not defined herein have the meanings assigned to them in the Stock Purchase Agreement.

     ARTICLE II

AMENDMENTS

Section 2.01.  Termination.

a.  Section 9.1(b) of the Stock Purchase Agreement shall be amended and restated in its entirety as follows:

“(b) by either Wembley (on behalf of the Wembley Parties), on the one hand, or BLB (on behalf of itself and Purchaser), on the other hand, if (x) all applicable enabling legislation with respect to the Revenue Sharing Agreement on terms not materially different from those set forth on Exhibit D hereto shall not have been enacted by the Rhode Island state legislature by May 31, 2005 or (y) the Closing shall not have occurred by June 30, 2005; provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available (i) to Wembley if the failure of any Wembley Party to fulfill any obligation under this Agreement shall be the cause of the failure to occur of either of the events set forth in clauses (x) and (y) above on or before the relevant date, or (ii) to BLB if the failure of BLB or Purchaser to fulfill any obligation under this Agreement shall be the cause of the failure to occur of either of the events set forth in clauses (x) and (y) above on or before the relevant date;”.

     ARTICLE III

MISCELLANEOUS

Section 3.01.  Headings. The headings used in this Amendment No. 1 are for convenience only and are not to be considered in construing this Amendment No. 1.

Section 3.02.  Remainder of Agreement. Except as previously amended pursuant to the letter agreement dated as of March 3, 2005 among the Parties and as expressly amended hereby, the Stock Purchase Agreement is in all respects ratified and confirmed by all of the parties hereto and the terms thereof shall remain in full force and effect, except as expressly provided herein, and no waiver or modification of the terms or conditions thereof is intended or to be inferred.

Section 3.03.  Counterparts. This Amendment No. 1 may be executed by manual or facsimile signature in counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

Section 3.04.  Governing Law. THIS AMENDMENT NO. 1 SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW.

Section 3.05.  Agreement Binding upon Successors and Assigns. Except as otherwise specifically provided, this Amendment No. 1 shall inure to the benefit of and shall be binding upon the successors and assigns of the respective Parties hereto.

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IN WITNESS WHEREOF, each of the Parties has caused its corporate name to be hereunto subscribed by its officer thereunto duly authorized all as of the day and year first above written.

BLB INVESTORS, L.L.C.

By:	/s/ Madison Grose

Title: President

BLB WORLDWIDE HOLDINGS, INC.

By:	/s/ Madison Grose

Title: President

WEMBLEY PLC

By:	/s/ Eric Tracey

Title: Director

WEMBLEY HOLDINGS LTD.

By:	/s/ Eric Tracey

Title: Director

WEMBLEY, INC.

By:	/s/ Eric Tracey

Title: Director